Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2014 Annual and Special Meeting

CALGARY, May 12, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its Annual and Special Meeting of shareholders held May 9, 2014 in Calgary, Alberta (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 24, 2014 (the "Information Circular") and is available on the Company's website under "Investor Centre" at www.pembina.com.

A total of 157,278,945 common shares representing 49 percent of the Company's issued and outstanding shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1. Election of Directors

The following nine nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Percentage of Votes in Favour
Grant D. Billing	99.20%
Thomas W. Buchanan	96.71%
Michael H. Dilger	99.35%
Randall J. Findlay	96.21%
Lorne B. Gordon	92.81%
David M.B. LeGresley	99.54%
Robert B. Michaleski	99.53%
Leslie A. O'Donoghue	99.31%
Jeffrey T. Smith	99.32%

2. Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3. Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with 96.11 percent of votes cast in favour.

4. Approve Amendments to the Company's Stock Option Plan

An ordinary resolution authorizing amendments to Pembina's incentive stock option plan, which was first approved at the Company's 2011 annual meeting, as set out in the Information Circular, was approved with 86.63 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:28e 12-MAY-14